Exhibit 99.1

ACTUANT CORPORATION

DEFERRED COMPENSATION PLAN

(As Amended and Restated Effective September 1, 2004)

McDermott Will & Emery LLP

Chicago

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SECTION 7		13
Participant’s Interest in Account		13

SECTION 8		13
Administration of the Plan		13
8.1	Plan Administrator	13
8.2	Committee	13
8.3	Actions by Committee	14
8.4	Powers of Committee	14
8.5	Decisions of Committee	15
8.6	Administrative Expenses	15
8.7	Eligibility to Participate	15
8.8	Indemnification	15

SECTION 9		16
Modification or Termination of Plan		16
9.1	Employers’ Obligations Limited	16
9.2	Right to Amend or Terminate	16
9.3	Effect of Termination	16

SECTION 10		16
General Provisions		16
10.1	Inalienability	16
10.2	Successors, Acquisitions, Mergers, Consolidations	17
10.3	Rights and Duties	17
10.4	No Right to Employer Assets	17
10.5	No Enlargement of Employment Rights	17
10.6	Apportionment of Costs and Duties	17
10.7	Compensation Deferrals Not Counted Under Other Employee Benefit Plans	18
10.8	Applicable Law	18
10.9	Responsibility for Legal Effect	18
10.10	Severability	18
10.11	Captions	18

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ACTUANT CORPORATION

DEFERRED COMPENSATION PLAN

(As Amended and Restated Effective September 1, 2004)

Actuant Corporation, a Wisconsin corporation, maintains the Actuant Corporation Deferred Compensation Plan (the “Plan”) for the benefit of a select group of management and highly compensated employees of the Company and its participating Affiliates. The Plan is intended to provide such employees with certain deferred compensation benefits. Effective September 1, 2003, the Plan is also intended to provide certain benefits to such employees that cannot be provided under the Actuant Corporation 401(k) Plan due to the limitations on benefits under the provisions of Section 415 or 401(a)(17) of the Code or to the extent certain items of compensation are not considered in determining benefits under the Actuant Corporation 401(k) Plan. The Plan is an unfunded deferred compensation plan that is intended to qualify for the exemptions provided in Sections 201, 301, and 401 of ERISA.

The Plan was originally established effective as of December 1, 2002. The Plan as set forth herein is an amendment and restatement of the Plan. Unless otherwise specified herein or otherwise required by law, the “Effective Date” of this amendment and restatement is September 1, 2004.

SECTION 1

Definitions

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

1.1 “Administrator” shall mean the Company, as provided in Section 8.1.

1.2 “Affiliate” shall mean a corporation, trade or business which is, together with any Employer, a member of a controlled group of corporations or an affiliated service group or under common control (within the meaning of Section 414(b), (c) or (m) of the Code), but only for the period during which such other entity is so affiliated with any Employer.

1.3 “Beneficiary” shall mean the person or persons entitled to receive benefits under the Plan upon the death of a Participant, as provided in Section 6.7.

1.4 “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time.

1.5 “Change of Control” means the first to occur of the following (a) the Company sells, exchanges, or otherwise transfers all or substantially all of its business or operating assets in a transaction or series of related transactions, other than sales, exchanges, or transfers to an Affiliate or Affiliates; (b) the Company merges, consolidates or otherwise combines with or into any other corporation or corporations, and the Company is not the surviving entity, other than a merger, consolidation, or other combination with an Affiliate or Affiliates; or (c) any person, corporation, or other entity or group (the “acquiror”) excluding Affiliates, is or becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding shares of the class of stock of the Company entitled to elect more than one-half of the members of the Board of Directors of the Company.

1.6 “Code” shall mean the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

1.7 “Committee” shall mean the Company’s Compensation Committee, as it may be constituted from time to time. The members of the Compensation Committee are appointed by, and serve at the pleasure of, the Board of Directors.

1.8 “Company” shall mean Actuant Corporation, a Wisconsin corporation.

1.9 “Compensation” shall mean the base salary of a Participant and any bonuses paid to him or her under any of the Company’s incentive or bonus plans.

1.10 “Compensation Deferrals” shall mean the amounts credited to Participants’ Accounts under the Plan pursuant to their deferral elections made in accordance with Section 3.1.

1.11 “Disability” or “Disabled” shall mean the mental or physical inability of a Participant to perform the regularly assigned duties of his or her employment, provided that such inability (a) has continued or is expected to continue for a period of at least 12 months and (b) is evidenced by the certificate of a physician satisfactory to the Committee stating that such inability exists and is likely to be permanent.

1.12 “Eligible Compensation” for a Plan Year shall mean an Eligible Employee’s “Eligible Compensation” as defined in the 401(k) Plan, except that (a) the limitation under Section 401(a)(17) of the Code shall not apply, and (b) the Eligible Employee’s elective deferrals made pursuant to any non-qualified deferred compensation plan maintained by an Employer, including this Plan, shall be included.

1.13 “Eligible Employee” shall mean the following:

(a)	with respect to eligibility to receive Non-Qualified Core Contributions described in Section 3.2, an “Eligible Employee”

shall be any employee whose Eligible Compensation exceeds the limitation under Section 401(a)(17) of the Code in any given fiscal year of the Company (as adjusted by the Internal Revenue Service for changes in the cost of living from time to time); and

(b)	with respect to eligibility to make Compensation Deferrals in accordance with Section 3.1, the Committee shall have discretion to determine whether an Eligible Employee may participate in the Plan by electing to make Compensation Deferrals. The Committee may make such determination by individual or employment classification prior to the beginning of each Plan Year. The Committee may name additional employees eligible on each March 1, June 1 and December 1.

1.14 “Employers” shall mean the Company and each of its Affiliates who adopts the Plan with the consent of the Company. With respect to an individual Participant, Employer shall mean the Company or its Affiliate that directly employs such Participant.

1.15 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended. Reference to a specific section of ERISA shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

1.16 “Financial Hardship” shall mean a severe financial emergency which is caused by a sudden and unexpected accident, illness or other event beyond the control of the Participant which would, if no suspension of deferrals (or accelerated distribution under Section 6.8) were made, result in severe financial burden to the Participant or a member of his or her immediate family. Also, a financial hardship does not exist to the extent that the hardship may be relieved by (a) reimbursement or compensation by insurance, or (b) by liquidation of the Participant’s other assets (to the extent such liquidation would not itself cause severe financial hardship).

1.17 “401(k) Plan” shall mean the Actuant Corporation 401(k) Plan, as amended from time to time.

1.18 “Investment Options” shall mean the funds or other investment vehicles designated pursuant to Section 4.1.

1.19 “Non-Qualified Core Contributions” shall mean the contributions made by Employers pursuant to Section 3.2.

1.20 “Participant” shall mean an Eligible Employee who (a) has become a Participant in the Plan pursuant to Section 2.1 and (b) has not ceased to be a Participant pursuant to Section 2.3.

1.21 “Participant’s Account” or “Account” shall mean as to any Participant the separate account maintained on the records of the Employers in order to reflect his or her interest under the Plan. Such Account shall include any amounts transferred from the Applied Power Inc. Executive Deferred Compensation Plan.

1.22 “Plan” shall mean the Actuant Corporation Deferred Compensation Plan, as set forth in this instrument and as hereafter amended from time to time.

1.23 “Plan Year” shall mean each 12-month period beginning September 1 and ending the following August 31.

SECTION 2

Participation

2.1	Participation

Each Eligible Employee who was a Participant in the Plan immediately before the Effective Date shall continue as a Participant on and after the Effective Date, subject to the terms and provisions of the Plan. Each other Eligible Employee shall become a Participant in the Plan as of the latest of: the Effective Date, the employee’s designation as an Eligible Employee, the date an Eligible Employee elects to make Compensation Deferrals, or the date an Eligible Employee is eligible to receive Non-Qualified Core Contributions.

2.2	Hardship Suspension of Participation

In the event that a Participant incurs a Financial Hardship, the Committee, in its sole discretion, may suspend the Participant’s Compensation Deferrals for the bonus portion of his or her Compensation. However, an election to make Compensation Deferrals under Section 3.1 shall be irrevocable as to amounts deferred as of the effective date of any suspension in accordance with this Section 2.2.

2.3	Termination of Participation

An Eligible Employee who has become a Participant shall remain a Participant until his or her entire vested Account balance is distributed. However, an Eligible Employee who has become a Participant may or may not be an active Participant making Compensation Deferrals for a particular Plan Year, depending upon whether he or she has elected to make Compensation Deferrals for such Plan Year.

SECTION 3

Contributions

3.1	Compensation Deferrals

At the times and in the manner prescribed in this Section 3.1, each Eligible Employee may elect to defer portions of his or her Compensation and to have the amounts of such deferrals credited to his or her Account under the Plan on the records of the Employer in accordance with such rules as the Committee may establish. The Administrator may establish rules and regulations regarding Compensation Deferrals, including minimum deferral requirements. An Eligible Employee’s decision to make Compensation Deferrals under the Plan shall be entirely voluntary.

(a)	Election to Defer Compensation Bonuses. Each Eligible Employee who makes an election to make Compensation Deferrals under this Section 3.1 shall make a separate Compensation Deferral election with respect to the salary portion and the bonus portion of his or her Compensation.

(b)	Specific Timing and Method of Election. The Administrator, in its sole discretion, shall determine the manner and deadlines for Participants to make Compensation Deferral elections. Any employee designated as eligible to participate in the Plan as of March 1, June 1 or December 1 may become a participant by making a Compensation Deferral election in the time and manner determined by the Administrator. Such election shall apply only to the participant’s Compensation beginning on such eligibility date.

(c)	Election Changes During Plan Year. In accordance with rules established by the Administrator and subject to the Committee’s approval, a Participant may revoke a Compensation Deferral election for the salary portion of his or her Compensation during the Plan Year. However, any revocation shall not be effective with respect to any prior deferrals. A Participant shall not be permitted to change or revoke his or her election for the bonus portion of his or her Compensation during the Plan Year, except as provided in Section 2.2.

(d)

Crediting of Compensation Deferrals. The amounts deferred pursuant to this Section 3.1 shall reduce the Participant’s Compensation during the Plan Year and shall be credited to the Participant’s Compensation Deferral Account as of the last day of the month in which the amounts (but for the deferral) would have been paid to the Participant. For each Plan Year, the exact dollar amount to be deferred from each Compensation payment shall be determined by the Administrator under such formulae as it shall adopt from time to time.

3.2	Non-Qualified Core Contributions

Effective September 1, 2003, an Employer shall make a Non-Qualified Core Contribution to the Plan for a Plan Year for each Eligible Employee designated by the Committee under Section 1.13 as being eligible to receive Non-Qualified Core Contributions, provided that such employee is employed by an Employer on the last day of the Plan Year or had a termination of employment prior to the last day of such Plan Year by reason of Normal Retirement (as defined in the 401(k) Plan), death, or Disability. The Employer’s Non-Qualified Core Contribution for the Plan Year will equal the difference between the Actuant Corporation Core Contribution for the Plan Year as described in Section 3.01 of the 401(k) Plan calculated without regard to the compensation limitations imposed on the Eligible Employee’s Eligible Compensation pursuant to Section 401(a)(17) of the Code and without regard to any benefit limitations imposed on the Eligible Employee’s annual additions pursuant to Section 415 of the Code, minus the Actuant Corporation Core Contribution made under the 401(k) Plan for the Plan Year. The Plan shall hold a Participant’s Non-Qualified Core Contributions in his or her Non-Qualified Core Contribution Account.

SECTION 4

Notional Investment of Contributions

4.1	Investment Options

The Administrator has designated two Investment Options, the Deemed Interest Crediting Option and the Company Stock Fund Option, for the notional investment of Participants’ Accounts. All Compensation Deferrals and Non-Qualified Core Contributions made to the Plan prior to September 1, 2004 and any Compensation Deferrals and Non-Qualified Core Contributions made to the Plan on or after September 1, 2004 but attributable to Participants’ service with the Employers prior to September 1, 2004, and the deemed interest attributable thereto, shall be invested in the Deemed Interest Crediting Option (except as otherwise elected by the Participant in accordance with Section 4.3). The Investment Options are for recordkeeping purposes only and do not allow Participants to direct any Employer assets (or, if applicable, the assets of any trust related to the Plan). Each Participant’s Account shall be adjusted pursuant to the Participant’s notional investment elections made in accordance with this Section 4.

(a)

Deemed Interest Crediting Option. Amounts invested in the Deemed Interest Crediting Option shall be credited with deemed interest as of the end of each month. A Participant’s monthly interest credit with respect to the portion of the Participant’s

Account that is attributable to the Participant’s service with the Employers during a particular Plan Year and that is invested in the Deemed Interest Crediting Option shall be equal to: (a) such portion of the Participant’s Account as of the first day of the month, less any distributions of such portion of the Participant’s Account during the month pursuant to Section 6, multiplied by (b) a rate equal to one-twelfth of the applicable “Deemed Interest Rate.” The “Deemed Interest Rate” shall be a reasonable rate determined annually by the Committee prior to the beginning of each Plan Year. The Deemed Interest Rate shall be announced to Participants prior to the deadline for election of Compensation Deferrals for that Plan Year. The Deemed Interest Rate for a Plan Year shall apply to all Compensation Deferrals and Non-Qualified Core Contributions attributable to service with the Employers during the applicable Plan Year for as long as those deferrals and contributions are held by the Plan; provided, however, that if the Participant elects a short-term payout for a Plan Year’s Compensation Deferrals, and thereafter elects to defer payment pursuant to Section 6.4, the Deemed Interest Rate on such Compensation Deferrals for Plan Years after the payout is deferred shall be the Deemed Interest Rate in effect for the Plan Year in which the deferral election is made.

(b)

Company Stock Fund Option. Compensation Deferrals and Non-Qualified Core Contributions made to each Participant’s Account and invested in the Company Stock Fund Option shall be deemed to be invested in Class A Common Shares of Actuant Corporation commencing as of the “Share Purchase Date” next following the date such deferrals or contributions are made to the Plan. “Share Purchase Date” shall mean the “Trading Day” or days designated by the Committee following the end of each calendar month. “Trading Day” shall mean a day on which the New York Stock Exchange is open for trading. An amount equal to the number of Class A Common Shares of Actuant Corporation a Participant is deemed to own under the Company Stock Fund Option multiplied by the dividend (if any) paid on such Class A Common Shares on each dividend payment date shall be credited to the Participant’s Account as soon as practicable following the dividend payment date and shall be deemed to be invested in additional Class A Common Shares of Actuant Corporation as though such dividends were a Compensation Deferral or a Non-Qualified Core Contribution the Participant elected to invest in the Company Stock Fund Option. The Company may, but is not required to, set aside

Class A Common Shares in anticipation of its obligation to pay certain benefits under the Plan in the form of Class A Common Shares.

4.2	Investment Option Elections

A Participant may elect one or both of the Investment Options (allocated in specified whole percentages) for the notional investment of his or her Compensation Deferrals and/or Non-Qualified Core Contributions in accordance with the rules established from time to time by the Committee. A Participant may change his or her investment election with respect to future deferrals and contributions in accordance with the rules of the Committee. A Participant’s investment election shall remain in effect until later changed in accordance with the rules of the Committee. If a Participant does not make an investment election, all deferrals by the Participant and contributions on his or her behalf will be deemed to be invested in the Deemed Interest Crediting Option.

4.3	One-Time Election to Change Investment Option

Each Eligible Employee who was a Participant in the Plan immediately before the Effective Date may elect, during the time period designated by the Committee and announced to Participants, to transfer all or a specified whole percentage of his or her notional interest in the Deemed Interest Crediting Option as of August 31, 2004, plus any Compensation Deferrals and Non-Qualified Core Contributions made to the Plan on his or her behalf on or after September 1, 2004 but attributable to his or her service with an Employer prior to September 1, 2004, to the Company Stock Fund Option in accordance with rules established by the Committee for such purpose. Such an election shall be irrevocable.

SECTION 5

Accounting

5.1	Participants’ Accounts

For each Plan Year, at the direction of the Administrator, there shall be established and maintained on the records of the Employer, the following accounts for each Participant (to the extent applicable):

(a)	A “Compensation Deferral Account” to reflect the Compensation Deferrals made by the Participant during such Plan Year and the notional income, appreciation, and depreciation attributable thereto.

(b)	A “Non-Qualified Core Contribution Account” to reflect the Non-Qualified Core Contributions credited on behalf of the

Participant and the notional income, appreciation, and depreciation attributable thereto.

Except as expressly modified, all accounts maintained for a Participant are referred to collectively as the Participant’s “Account.”

5.2	Participants Remain Unsecured Creditors

All amounts credited to a Participant’s Account under the Plan shall continue for all purposes to be a part of the general assets of the Employer. Each Participant’s interest in the Plan shall make him or her only a general, unsecured creditor of the Employer. In the event that an Employer (other than the Company) becomes insolvent and therefore unable to make a payment or payments owed by it under the Plan, the Company shall make such payments; provided, however, that nothing in this sentence shall make any Participant anything other than a general, unsecured creditor of the Company.

5.3	Accounting Methods

The accounting methods or formulae to be used under the Plan for the purpose of maintaining the Participants’ Accounts, including the calculation and crediting of notional income, appreciation, and depreciation, shall be determined by the Administrator, in its sole discretion. The accounting methods or formulae selected by the Administrator may be revised from time to time. No Participant or Beneficiary shall have any right to examine books, records, or account of the Employers in connection with amounts payable under the Plan.

5.4	Reports

Each Participant shall be furnished with periodic statements of his or her Account, reflecting the status of his or her interest in the Plan, at least annually.

SECTION 6

Distributions

6.1	Normal Time for Distribution

Except as otherwise provided in this Section 6, a Participant’s Account shall be distributed within ninety days of the Participant’s termination of employment with all Employers and Affiliates, but only to the extent that the payments in any Plan Year are deductible under Section 162 of the Code. If, pursuant to the foregoing sentence, any amounts are not paid when originally scheduled, such amounts shall be paid in the immediately following taxable year or years to the extent that such payments would be deductible under Section 162 of the Code. (During any such delay in payment, unpaid amounts shall continue to be credited with notional income, appreciation, and depreciation.) Notwithstanding the foregoing, distribution of a Participant’s Account shall be made without regard to the deductibility of the payments under Section 162 of the Code if the time for distribution is accelerated pursuant to Section 6.5 or Section 6.6.

6.2	Form of Payment

(a)

Notional Investments in Deemed Interest Crediting Option. This subsection (a) applies to the portion of a Participant’s Account that is invested in the Deemed Interest Crediting Option only. Payment (or installment payments) of a Participant’s notional investment in the Deemed Interest Crediting Option shall be made in cash. Each Participant shall indicate on his or her benefit election form the form of payment for the Compensation Deferrals and/or Non-Qualified Core Contributions (and the notional income attributable thereto) to be made for the specific Plan Year covered by such benefit election form and invested in the Deemed Interest Crediting Option. A Participant may elect (i) a lump sum payment, (ii) five annual installment payments, or (iii) ten annual installment payments; provided, however, that a Participant who elects to receive annual installments for five or ten years shall receive payment in a lump sum if: (1) the Participant’s termination of employment occurs due to his or her death or Disability, or (2) distribution to the Participant is accelerated due to a Change of Control. A Participant’s election as to the form of payment shall be irrevocable and shall apply to all amounts credited to the Participant’s Account that are (i) attributable to service with the Employers during the Plan Year with respect to which the election is made and (ii) invested in the Deemed Interest Crediting Option. If the Participant elected to receive five or ten annual installment payments, his or her first installment shall be equal to 1/5th or 1/10th (respectively) of the balance then credited to his or her Account that is (i) attributable to service with the Employers during the Plan Year with respect to which the election was made and (ii) invested in the Deemed Interest Crediting Option. Each subsequent annual installment shall be paid to the Participant as near as administratively practicable to each anniversary of the first installment payment. The amount of each subsequent installment shall be equal to the balance then credited to the Participant’s Account that is (i) attributable to service with the Employers during the Plan Year with respect to which the election was made and (ii) invested in the Deemed Interest Crediting Option, divided by the number of installments remaining to be made. While a Participant’s Account is in installment payout status, the unpaid balance credited to the

Participant’s Account shall continue to be credited with notional income.

(b)	Notional Investments in Company Stock Fund Option. Payment of a Participant’s notional investment in the Company Stock Fund Option shall be made in a lump sum in whole Class A Common Shares of Actuant Corporation plus cash in an amount equal to the value of any fractional interest in a Class A Common Share of Actuant Corporation.

6.3	Short-Term Payout

A Participant may elect, on his or her deferral election for any Plan Year, to receive a short-term payout of the Participant’s Compensation Deferrals (and the notional income, appreciation, and depreciation attributable thereto) for that Plan Year. The short-term payout shall be a lump sum payment in cash (for notional investments in the Deemed Interest Crediting Option) or in whole Class A Common Shares of Actuant Corporation plus cash in an amount equal to the value of any fractional interest in a Class A Common Share of Actuant Corporation (for notional investments in the Company Stock Fund Option), as applicable. Subject to the other terms and conditions of this Plan, the short-term payout shall be paid within 60 days of the earlier of (a) the date selected by the Participant (which must be at least 3 years after the date of the Participant’s Compensation Deferral election), or (b) the date the Participant ceases to be an Employee.

6.4	Deferral Elections for Short-Term Payouts

By filing a deferral election with the Committee at least six (6) months prior to the date any short-term payout becomes payable, a Participant may defer payment of all or any portion of a short-term payout or an amount payable pursuant to a prior deferral election for a one-year period (or such longer period as is approved by the Committee); provided that any such deferral election shall be effective only with the consent of the Committee. As it is in the Company’s interest to defer payments of compensation, the Committee shall be deemed to consent to a deferral election unless the Committee notifies the Participant in writing, within thirty business days after receipt of the deferral election, that consent is not given.

6.5	Change of Control

If there is a Change of Control, the balance then credited to a Participant’s Account shall be distributed to him or her in a lump sum as soon as administratively practicable after the date of the Change of Control.

6.6	Special Rule for Death or Disability

If a Participant dies or becomes Disabled, the balance then credited to his or her Account shall be distributed to the Participant (or his or her Beneficiary) in a lump sum as soon as administratively practicable after the date of death or Disability.

6.7	Beneficiary Designations

Each Participant may, pursuant to such procedures as the Administrator may specify, designate one or more Beneficiaries. A Participant may designate different Beneficiaries (or may revoke a prior Beneficiary designation) at any time by delivering a new designation (or revocation of a prior designation) in like manner. Any designation or revocation shall be effective only if it is received by the Administrator. However, when so received, the designation or revocation shall be effective as of the date the notice is executed (whether or not the Participant still is living), but without prejudice to the Administrator on account of any payment made before the change is recorded. The last effective designation received by the Administrator shall supersede all prior designations. If a Participant dies without having effectively designated a Beneficiary, or if no Beneficiary survives the Participant, the Participant’s Account shall be payable to his or her surviving spouse, or, if the Participant is not survived by his or her spouse, the Account shall be paid to his or her estate.

6.8	Financial Hardship

In the event that a Participant incurs a Financial Hardship, the Committee or its delegate, in its sole discretion and notwithstanding any contrary provision of the Plan, may determine that all or part of the Participant’s Compensation Deferral Account shall be paid to him or her immediately; provided, however, that the amount paid to the Participant pursuant to this Section 6.8 shall be limited to the amount reasonably necessary to alleviate the Participant’s hardship. Also, payment under this Section 6.8 may not be made to the extent that the hardship may be relieved by suspension of the Participant’s Compensation Deferrals in accordance with Section 2.2.

6.9	Payments to Incompetents

If any individual to whom a benefit is payable under the Plan is a minor or legally incompetent, the Committee shall determine whether payment shall be made directly to the individual, any person acting as his or her custodian or legal guardian under the Uniform Transfers to Minors Act, his or her legal representative or a near relative, or directly for his or her support, maintenance or education.

6.10	Undistributable Accounts

Each Participant and (in the event of death) his or her Beneficiary shall keep the Administrator advised of his or her current address. If the Administrator is unable to locate a Participant to whom a Participant’s Account is payable under this Section 6, the

Participant’s Account shall be held in suspense pending location of the Participant, but unpaid amounts shall continue to be credited with notional income, appreciation, and depreciation. If the Administrator is unable to locate a Beneficiary to whom a Participant’s Account is payable under this Section 6 within six (6) months of the Participant’s death, the Participant’s Account shall be paid to his or her estate.

6.11	Committee Discretion

Within the specific time periods described in this Section 6, the Committee shall have sole discretion to determine the specific timing of the payment of any Account balance under the Plan. In addition and notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may cause the balance credited to a Participant’s Account to be paid to him or her in a lump sum at any time following the Participant’s termination of employment with all Employers and Affiliates.

6.12	Withholding; Employment Taxes

To the extent required by law in effect at the time any distribution is made from the Plan, the Employers shall withhold any taxes required to be withheld by Federal, state or local governments.

SECTION 7

Participant’s Interest in Account

Subject to Sections 5.2 (relating to creditor status) and 9.2 (relating to amendment and/or termination of the Plan), a Participant’s interest in the balance credited to his or her Account at all times shall be 100% vested and nonforfeitable.

SECTION 8

Administration of the Plan

8.1	Plan Administrator

The Company is hereby designated as the administrator of the Plan (within the meaning of Section 3(16)(A) of ERISA).

8.2	Committee

The Committee shall have the authority to control and manage the operation and administration of the Plan. Any member of the Committee may resign at any time by notice in writing mailed or delivered to the Secretary of the Company.

8.3	Actions by Committee

Each decision of a majority of the members of the Committee then in office shall constitute the final and binding act of the Committee. The Committee may act with or without a meeting being called or held and shall keep minutes of all meetings held and a record of all actions taken by written consent.

8.4	Powers of Committee

The Committee shall have all powers and discretion necessary or appropriate to supervise the administration of the Plan and to control its operation in accordance with its terms, including, but not by way of limitation, the following powers:

(a)	To interpret and determine the meaning and validity of the provisions of the Plan and to determine any question arising under, or in connection with, the administration, operation or validity of the Plan or any amendment thereto;

(b)	To determine any and all considerations affecting the eligibility of any employee to become a Participant or remain a Participant in the Plan;

(c)	To cause one or more separate Accounts to be maintained for each Participant;

(d)	To cause Compensation Deferrals, Non-Qualified Core Contributions, and notional income, appreciation, and depreciation to be credited to Participants’ Accounts;

(e)	To establish and revise an accounting method or formula for the Plan, as provided in Section 5.3;

(f)	To determine the manner and form in which any distribution is to be made under the Plan;

(g)	To determine the status and rights of Participants and their spouses, Beneficiaries or estates;

(h)	To employ such counsel, agents and advisers, and to obtain such legal, clerical and other services, as it may deem necessary or appropriate in carrying out the provisions of the Plan;

(i)	To establish, from time to time, rules for the performance of its powers and duties and for the administration of the Plan;

(j)	To arrange for annual distribution to each Participant of a statement of benefits accrued under the Plan;

(k)	To establish a claims and appeal procedure satisfying the minimum standards of Section 503 of ERISA pursuant to which individuals or estates may claim Plan benefits and appeal denials of such claims;

(l)	To delegate to any one or more of its members or to any other person, severally or jointly, the authority to perform for and on behalf of the Committee one or more of the functions of the Committee under the Plan; and

(m)	To decide all issues and questions regarding Account balances, and the time, form, manner, and amount of distributions to Participants.

8.5	Decisions of Committee

Benefits under the Plan will be paid to a person only if the Committee or its delegate decides in its discretion that the person is entitled to such benefits. All actions, interpretations, and decisions of the Committee or its delegate shall be conclusive and binding on all persons, and shall be given the maximum possible deference allowed by law. No action at law or in equity shall be brought to recover benefits under this Plan until the appeal rights herein provided have been exercised and the Plan benefits requested in such appeal have been denied in whole or in part. After exhaustion of the Plan’s claim procedures, any further legal action taken against the Plan or its fiduciaries by the Participant or other claimant must be filed in a court of law no later than 120 days after the Committee’s final decision regarding the claim.

8.6	Administrative Expenses

Expenses incurred in the administration of the Plan by the Committee or otherwise, including legal fees and expenses, shall be paid by the Employers in such proportions and allocations as the Committee determines.

8.7	Eligibility to Participate

No member of the Committee who is also an employee of an Employer shall be excluded from participating in the Plan if otherwise eligible, but he or she shall not be entitled, as a member of the Committee, to act or pass upon any matters pertaining specifically to his or her own Account under the Plan.

8.8	Indemnification

Each of the Employers shall, and hereby does, indemnify and hold harmless the members of the Committee, from and against any and all losses, claims, damages or liabilities (including attorneys’ fees and amounts paid, with the approval of the Board of Directors, in settlement of any claim) arising out of or resulting from the implementation of a duty, act or decision with respect to the Plan, so long as such duty, act or decision does not involve gross negligence or willful misconduct on the part of any such individual.

SECTION 9

Modification or Termination of Plan

9.1	Employers’ Obligations Limited

The Employers intend to continue the Plan indefinitely, and to maintain each Participant’s Account until it is scheduled to be paid to him or her in accordance with the provisions of the Plan. However, the Plan is voluntary on the part of the Employers, and the Employers do not guarantee to continue the Plan. The Company at any time may, by amendment of the Plan, suspend Compensation Deferrals or Non-Qualified Core Contributions or may discontinue Compensation Deferrals or Non-Qualified Core Contributions, with or without cause. Complete discontinuance of all Compensation Deferrals and Non-Qualified Core Contributions shall be deemed a termination of the Plan.

9.2	Right to Amend or Terminate

The Board of Directors reserves the right to alter, amend or terminate the Plan, or any part thereof, in such manner as it may determine, at any time and for any reason. The Company, in its sole discretion, may seek a private letter ruling from the Internal Revenue Service regarding the tax consequences of the Plan. If such a ruling is sought, the Committee shall have the right to adopt such amendments to the Plan, including retroactive amendments, as the Internal Revenue Service may require as a condition to the issuance of such ruling.

9.3	Effect of Termination

If the Plan is terminated pursuant to this Section 9, the balances credited to the Accounts of the affected Participants shall be distributed to them at the time and in the manner set forth in Section 6; provided, however, that the Committee, in its sole discretion, may authorize accelerated distribution of Participants’ Accounts as of any earlier date.

SECTION 10

General Provisions

10.1	Inalienability

In no event may either a Participant, a former Participant or his or her Beneficiary, spouse or estate sell, transfer, anticipate, assign, hypothecate, or otherwise dispose of any right or interest under the Plan; and such rights and interests shall not at any time be subject to the claims of creditors nor be liable to attachment, execution or other legal process. Accordingly, for example, a Participant’s interest in the Plan is not transferable pursuant to a domestic relations order.

10.2	Successors, Acquisitions, Mergers, Consolidations

The terms and conditions of the Plan shall inure to the benefit of and bind the Employers, the Participants, their successors, assigns and personal representatives.

10.3	Rights and Duties

Neither the Employers nor the Committee shall be subject to any liability or duty under the Plan except as expressly provided in the Plan, or for any action taken, omitted or suffered in good faith.

10.4	No Right to Employer Assets

No participant or other person shall acquire by reason of the Plan any right in or title to any assets, funds or property of the Employers whatsoever, including, without limiting the generality of the foregoing, any specific funds, assets, or other property which the Employers, in their sole discretion, may set aside in anticipation of liability hereunder. Any benefit which become payable hereunder shall be paid from the general assets of the Employers. A Participant shall have only a contractual right to the amounts, if any, payable hereunder to that Participant. The Employer’s obligations under this Plan are not secured or funded in any manner, even if the Company elects to establish a trust with respect to the Plan. Even though benefits provided under the Plan are not funded, the Company may establish a trust to assist in the payment of benefits. All investments under this Plan are notional and do not obligate the Company (or its delegates) to invest the assets of the Company or of any such trust in a similar manner.

10.5	No Enlargement of Employment Rights

Neither the establishment or maintenance of the Plan, the making of any Compensation Deferrals nor any action of any Employer or the Committee, shall be held or construed to confer upon any individual any right to be continued as an employee of the Employer nor, upon dismissal, any right or interest in any specific assets of the Employers other than as provided in the Plan. Each Employer expressly reserves the right to discharge any employee at any time.

10.6	Apportionment of Costs and Duties

All acts required of the Employers under the Plan may be performed by the Company for itself and its Affiliates, and the costs of the Plan may be equitably apportioned by the Committee among the Company and the other Employers. Whenever an Employer is permitted or required under the terms of the Plan to do or perform any act, matter or thing, it shall be done and performed by any officer or employee of the Employer who is thereunto duly authorized by the board of directors of the Employer.

10.7	Compensation Deferrals Not Counted Under Other Employee Benefit Plans

Compensation Deferrals under the Plan will not be considered for purposes of contributions or benefits under any other employee benefit plan sponsored by the Employers.

10.8	Applicable Law

The provisions of the Plan shall be construed, administered and enforced in accordance with ERISA, and to the extent not preempted by ERISA, with the laws of the State of Wisconsin.

10.9	Responsibility for Legal Effect

No representations or warranties, express or implied, are made by the Employers or the Committee and neither the Employers nor the Committee assumes any responsibility concerning the legal, tax, or other implications or effects of the Plan.

10.10	Severability

If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability shall not affect any other provisions of the Plan, and in lieu of each provision which is held invalid or unenforceable, there shall be added as part of the Plan a provision that shall be as similar in terms to such invalid or unenforceable provision as may be possible and be valid, legal, and enforceable.

10.11	Captions

The captions contained in and the table of contents prefixed to the Plan are inserted only as a matter of convenience and for reference and in no way define, limit, enlarge or describe the scope or intent of the Plan nor in any way shall affect the construction of any provision of the Plan.